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                                                                    EXHIBIT 99.1

                           [HUDBAY MINERALS INC LOGO]


FOR IMMEDIATE RELEASE:

             HUDBAY REPORTS INCREASED DILUTED EARNINGS PER SHARE FOR
                             FOURTH QUARTER AND 2005

WINNIPEG, MANITOBA, MAY 10, 2006 - HudBay Minerals Inc. (TSX:HBM) (HudBay) today announced it will adjust the number of diluted shares reported in its previous financial statements for the quarter and year ended December 31, 2005 resulting in an increase to its diluted earnings per share (EPS).

HudBay intends to re-file financial statements and its management discussion and analysis for the quarter and year ended December 31, 2005, as soon as practicable, reflecting the adjustments in the table below. HudBay notes that its financial statements are unchanged in all other respects, including the calculation of basic EPS and EPS for other quarters in 2005.

In addition to this press release, HudBay will communicate by mail with securityholders who have received documents containing financial statements or documents that refer to the previously filed financial statements.

The previously filed financial statements overstated the number of diluted shares. The overstated diluted shares, when divided into earnings, resulted in an understatement of the fully diluted EPS.

The adjustments have been discussed with HudBay's auditors Deloitte & Touche LLP who are in agreement with the adjustments.

The following table shows the adjustments.

                                                   DILUTED SHARES    DILUTED EPS
                                                   --------------    -----------
TO BE RE-FILED
Quarter ended December 31, 2005                      93,828,530         $0.47
Year ended December 31, 2005                         84,767,082         $1.01

PREVIOUSLY FILED
Quarter ended December 31, 2005                      129,621,244        $0.34
Year ended December 31, 2005                         121,116,832        $0.70


The number of fully diluted shares have been determined using the Treasury Stock Method of calculation in both the re-filed and previously filed financial statements.


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ABOUT HUDBAY MINERALS INC.

HudBay Minerals Inc. is an integrated mining and metal producing company that operates mines and concentrators in northern Manitoba and a metal production complex in Flin Flon, Manitoba. The company also owns a zinc oxide production facility in Brampton, Ontario, a copper refinery in Michigan and the Balmat zinc mine in New York state, which is being re-opened. For further information:

Don Bain
Director, Investor Relations
Tel:  (204) 949-4272
Fax: (204) 942-8177
don.bain@hbms.ca
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                             www.hudbayminerals.com
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements", within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of HudBay. Forward-looking statements include, but are not limited to, statements with respect to the future price of zinc, copper, gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, increased electricity, heavy fuel oil and natural gas cost risk, inflation risks and risks associated with the re-opening of the Balmat mine. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay, to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future commodity prices; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in HudBay's Annual Information Form for the year ended December 31, 2005, available on www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. HudBay does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.